SECURITI 03015413 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13580

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/01/02 (MM/DD/YY) AND ENDING 02/28/03 (MM/DD/YY)

APR 29 2003

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

A.G. Edwards & Sons, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One North Jefferson
(No. and Street)

Saint Louis	Missouri	63103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph G. Porter — (314) 955-3462
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

One City Centre	Saint Louis	Missouri	63101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 08 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph G. Porter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of A.G. Edwards & Sons, Inc., (the "Company") as of, February 28, 2003, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Approximately $4,473,000 of debits and $3,000 of credits classified as customers relate to security accounts of principal officers and directors.

Signature

Senior Vice President
Title

Subscribed and sworn to before me this 28th day of April 2003.

Notary Public

EDWIN A. HAHN
Notary Public-Notary Seal
State of Missouri
St Louis City
My Commission Expires May 14, 2006

A.G. EDWARDS & SONS, INC.

CONSOLIDATED BALANCE SHEET
AS OF FEBRUARY 28, 2003

AND

INDEPENDENT AUDITORS' REPORT

Filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

Deloitte & Touche LLP
One City Centre
St. Louis, Missouri 63101

Tel: (314) 342-4900
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
A.G. Edwards & Sons, Inc.:

We have audited the accompanying consolidated balance sheet of A.G. Edwards & Sons, Inc. (a wholly owned subsidiary of A.G. Edwards, Inc.) and subsidiaries (the "Company") as of February 28, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated balance sheet presentation. We believe that our audit of the consolidated balance sheet provides a reasonable basis for our opinion.

In our opinion, such consolidated balance sheet presents fairly, in all material respects, the financial position of A.G. Edwards & Sons, Inc. and subsidiaries at February 28, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

April 25, 2003

A.G. EDWARDS & SONS, INC.
CONSOLIDATED BALANCE SHEET
FEBRUARY 28, 2003
(Dollars in thousands, except per share amounts)

ASSETS	
Cash and cash equivalents	$ 79,228
Cash and government securities, segregated under federal and other regulations	59,714
Securities purchased under agreements to resell	220,000
Securities borrowed	77,130
Receivables:	
Customers, less allowance for doubtful accounts of $44,508	2,038,807
Brokers, dealers and clearing organizations	51,211
Fees, dividends and interest	59,653
Affiliates, net	133,215
Securities inventory, at fair value:	
State and municipal	316,172
Government and agencies	50,134
Corporate	75,599
Property and equipment, at cost, net of accumulated depreciation and amortization of $500,507	205,656
Deferred income taxes, net	31,424
Other assets	40,104
	$3,438,047
LIABILITIES AND STOCKHOLDER'S EQUITY	
Checks payable	$ 236,525
Securities loaned	227,356
Payables:	
Customers	960,679
Brokers, dealers and clearing organizations	132,700
Securities sold but not yet purchased, at fair value	35,440
Employee compensation and related taxes	324,324
Income taxes	13,827
Other liabilities	84,275
Total Liabilities	2,015,126
Stockholder's equity:	
Common stock, $1 par value:	
Authorized, 2,000 shares	
Issued and outstanding, 1,000 shares	1
Additional paid-in capital	58,576
Retained earnings	1,364,344
Total Stockholder's Equity	1,422,921
	$3,438,047

See Notes to Consolidated Balance Sheet

A.G. EDWARDS & SONS, INC.
NOTES TO CONSOLIDATED BALANCE SHEET
FEBRUARY 28, 2003
(Dollars in thousands)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Description

A.G. Edwards & Sons, Inc. (a wholly owned subsidiary of A.G. Edwards, Inc.) and its subsidiaries (collectively referred to as the "Company") operate and are managed as a single business segment providing investment services to its clients. The Company offers a wide range of services designed to meet clients' individual investment needs, including securities and commodities brokerage, investment banking, trust, asset management, retirement planning, and insurance products and services. These services are provided by approximately 7,200 financial consultants in more than 700 locations. With headquarters in St. Louis, the Company has offices in 49 states and the District of Columbia.

Basis of Financial Information

The consolidated balance sheet of the Company is prepared in conformity with accounting principles generally accepted in the United States of America. All material intercompany balances have been eliminated in consolidation. The consolidated balance sheet includes assets of $123,457, principally hardware, software and internally developed applications that are included in property and equipment, a long-term liability of $8,219 classified as other liabilities, and an income tax payable of $7,357 classified within income taxes relating to consolidated subsidiaries. The consolidated balance sheet includes stockholder's equity of $107,881 relating to consolidated subsidiaries.

Use of Estimates

In preparing the consolidated balance sheet, management makes use of estimates concerning certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Management considers its significant estimates, which are most susceptible to change, to be the allowance for doubtful accounts and accruals for litigation and income taxes. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with maturities of 90 days or less at the date of acquisition.

Securities Transactions

Securities purchased under agreements to resell (Resale Agreements) and securities sold under agreements to repurchase are recorded at the contractual amounts that the securities will be resold/repurchased, including accrued interest. The Company's policy is to obtain possession or control of securities purchased under Resale Agreements and to obtain additional collateral when necessary to minimize the risk associated with this activity.

Securities borrowed and securities loaned are recorded at the amount of the cash collateral provided for securities borrowed transactions and received for securities loaned transactions, respectively. The adequacy of the collateral is continuously monitored and adjusted when considered necessary to minimize the risk associated with this activity. Substantially all of these transactions are executed under master netting agreements, which give the Company right of offset in the event of counterparty default.

Customer securities transactions are recorded on settlement date. Revenues and related expenses for transactions executed but unsettled are accrued on a trade-date basis. Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the consolidated balance sheet.

Securities inventory, securities sold but not yet purchased, and securities segregated under federal and other regulations are recorded on a trade-date basis and are carried at fair value. Fair value is based on quoted market or dealer prices, pricing models, or management's estimates.

Investment Banking

Investment banking revenues, which include underwriting fees, selling concessions and management fees, are recorded when services for the transaction are substantially completed. Transaction-related expenses are deferred and later expensed to match revenue recognition.

Allowance for Doubtful Accounts

Receivables from customers, primarily consisting of floating rate loans collateralized by margin securities, are charged interest at rates similar to other such loans made throughout the industry. Management estimates an allowance for doubtful accounts to reserve for potential losses from unsecured and partially unsecured customer accounts deemed uncollectible. The facts and circumstances surrounding each receivable from customers and the number of shares, price and volatility of the underlying collateral are considered by management in determining the allowance. Management continually evaluates its receivables from customers for collectibility and possible write-off. The Company manages the credit risk associated with its receivables

(Dollars in thousands)

from customers through credit limits and continuous monitoring of collateral. The allowance for doubtful accounts may be susceptible to significant fluctuations in the near term.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation of buildings is provided using the straight-line method over estimated useful lives of 20 to 40 years. Leasehold improvements are amortized over the lesser of the life of the lease or estimated useful life of the improvement, generally five to ten years. Equipment, primarily consisting of office equipment, is depreciated over estimated useful lives of three to 15 years using accelerated methods of depreciation. Computer hardware, including servers and mainframes, and satellite equipment are depreciated over estimated useful lives of three to five years using the straight-line method. Internally developed applications and purchased software meeting the criteria for capitalization are amortized over their estimated useful lives, generally not exceeding three years, using the straight-line method. The Company periodically evaluates and adjusts the carrying value of its property and equipment when impairment exists.

Income Taxes

Income tax expense is provided for using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax bases of assets and liabilities, using current tax rates. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

The Company's taxable earnings are included in the consolidated federal income tax return of A.G. Edwards, Inc. Income taxes are computed as if the Company filed on a separate return basis.

Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." Under SFAS No. 142, intangible assets with indefinite lives and goodwill will no longer be amortized. Instead, these assets are required to be tested at least annually for impairment. The Company adopted SFAS No. 142 on March 1, 2002. The adoption of SFAS No. 142 did not have a material impact on the Company's consolidated balance sheet.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 supersedes SFAS No. 121,

(Dollars in thousands)

"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements." This statement became effective for the Company's consolidated financial statements beginning in fiscal year 2003. The adoption of this statement did not have a material impact on the Company's consolidated balance sheet.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 will replace the existing guidance provided by Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The provisions of this standard are to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of this standard did not have a material impact on the Company's consolidated balance sheet.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires the recognition of a liability for the fair value of an obligation undertaken in issuing a guarantee and also requires certain disclosures of such guarantees. The disclosure requirements became effective in 2002 (See Note 8). The recognition requirements became effective for the Company on January 1, 2003. The adoption of FIN 45 did not have a material impact on the Company's consolidated balance sheet.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46, an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," requires the consolidation by a business enterprise of variable interest entities if the business enterprise is the primary beneficiary. FIN 46 was effective January 31, 2003 for the Company with respect to interests in variable interest entities obtained after that date and June 15, 2003 with respect to interests in variable interest entities existing prior to that date. Although the Company has not finalized its analysis of FIN 46, the Company does not believe it will be required to consolidate any information related to variable interest entities.

(2) RESTRUCTURING AND OTHER CHARGES

Restructuring Charge

The Company recorded a restructuring charge of $75,999 during fiscal year 2002 as a result of a number of actions taken to reduce costs, streamline headquarters operations and better position the Company for improved profitability.

A.G. EDWARDS & SONS, INC.
NOTES TO CONSOLIDATED BALANCE SHEET
FEBRUARY 28, 2003
(Dollars in thousands)
(continued)

The following table reflects changes in the restructuring reserves included in employee compensation and related taxes and other liabilities at February 28, 2003:

	Initial Balance	Utilized in Fiscal Year 2002	Utilized in Fiscal Year 2003	Adjustments In 2003 To Initial Estimates	Balance February 28, 2003
Technology asset write-offs	$46,332	$ (45,932)	$ (264)	-	$ 136
Severance costs	18,605	-	(10,987)	(640)	6,978
Real estate consolidations	11,062	(2,525)	(1,004)	742	8,275
	$75,999	$ (48,457)	$ (12,255)	$ 102	$ 15,389

The remaining severance costs liability was paid in fiscal 2004. The real estate consolidations liability will be paid out over the remaining lives of the related leases.

Other Charges

The Company increased its reserve on a $37,660 partly secured margin loan by $7,000 to $32,800 during 2003. The underlying collateral was liquidated throughout the year and the Company realized proceeds in the amount of the remaining loan balance, net of reserves. As a result, no further increases to the reserve will be necessary related to this loan.

(3) PROPERTY AND EQUIPMENT

At February 28, 2003 property and equipment consists of:

Building and leasehold improvements	$ 66,940
Equipment and computer hardware	477,934
Software and software applications	161,056
Construction in progress	233
Total property and equipment	706,163
Less: Accumulated depreciation and amortization	(500,507)
Total property and equipment, net	$205,656

(Dollars in thousands)

(4) SHORT-TERM FINANCING

The Company's short-term financing is generally obtained through the use of securities lending arrangements and bank loans. The interest rates on such short-term borrowings reflect market rates of interest or rebates at the time of the transactions. The average securities lending arrangements outstanding that were utilized in financing activities were $186,000 in 2003 at an effective interest rate of 2.0 percent. Customer securities were utilized in these arrangements. Bank loans are short-term borrowings that are payable on demand and may be unsecured or collateralized by customer-owned securities held in margin accounts. The average of such bank loans was $123,000 in 2003 at an effective interest rate of 2.0 percent. Substantially all such borrowings were secured by customer-owned securities. As of February 28, 2003, there were no short-term bank loans outstanding.

(5) EMPLOYEE BENEFIT PLANS

Employees of the Company are eligible to participate in the A.G. Edwards, Inc. stock purchase, incentive stock, deferred compensation and profit sharing plans.

(6) NET CAPITAL REQUIREMENTS

A.G. Edwards & Sons, Inc. is subject to net capital rules administered by the Securities and Exchange Commission (SEC) and the New York Stock Exchange. Under such rules, A.G. Edwards & Sons, Inc. must maintain net capital of not less than 2 percent of aggregate debit items, as defined, arising from customer transactions and would be restricted from expanding its business or paying cash dividends or advancing loans to affiliates if its net capital were less than 5 percent of such items. These rules also require A.G. Edwards & Sons, Inc. to notify and sometimes obtain approval from the SEC and other regulatory organizations for substantial withdrawals of capital or loans to affiliates. At February 28, 2003, A.G. Edwards & Sons, Inc.'s net capital of $606,277 was 30 percent of aggregate debit items and $565,635 in excess of the minimum required.

A.G. EDWARDS & SONS, INC.
NOTES TO CONSOLIDATED BALANCE SHEET
FEBRUARY 28, 2003
(Dollars in thousands)
(continued)

(7) INCOME TAXES

Deferred income taxes reflect temporary differences in the bases of the Company's assets and liabilities for income tax purposes and for financial reporting purposes, using current tax rates. These temporary differences result in taxable or deductible amounts in future years. Significant components of deferred tax assets and liabilities at February 28, 2003, are as follows:

Deferred Tax Assets:	
Employee benefits	$48,591
Other	13,206
	61,797
Deferred Tax Liabilities:	
Receivables	20,082
Property and equipment	9,904
Other	387
	30,373
Net Deferred Tax Assets	$31,424

The Company expects to fully realize these deferred tax assets given its historical level of earnings and related taxes paid; accordingly, no valuation allowance has been established.

(8) COMMITMENTS AND CONTINGENT LIABILITIES

The Company has long-term operating leases and commitments related to office space, equipment and service agreements. Minimum commitments under all such noncancelable leases and service agreements, some of which contain escalation clauses and renewal options, at February 28, 2003, are as follows:

Year Ending February 28 (29),	
2004	$102,100
2005	81,300
2006	72,900
2007	60,400
2008	50,000
Later years	102,200
	$468,900

A.G. EDWARDS & SONS, INC.
NOTES TO CONSOLIDATED BALANCE SHEET
FEBRUARY 28, 2003
(Dollars in thousands)
(continued)

The Company is engaged in projects to upgrade its information technology platforms and streamline its operations. Under these projects, the Company intends to create a single source electronic data warehouse and outsource its core securities processing functionalities. The Company has internally designated up to $183 million, including internal development costs, related to this project. Total costs for this project through February 28, 2003 were $26 million. The project is expected to be completed in mid-fiscal year 2006.

In the normal course of business, the Company enters into when-issued and underwriting commitments and delayed delivery transactions. Settlement of these transactions at February 28, 2003, would not have had a material effect on the consolidated balance sheet.

At February 28, 2003, the Company had $60,931 of outstanding letters of credit, principally to satisfy margin deposit requirements with the Options Clearing Corporation.

The Company also provides guarantees to securities clearing houses and exchanges under their standard membership agreements, which requires members to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearing houses and exchanges, all other members would be required to meet any shortfall. The Company's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for the Company to make payments under these agreements is remote. Accordingly, no liability has been recognized for these transactions.

The Company is a defendant in a number of lawsuits and arbitrations which arose from its business activities. Some of these lawsuits and arbitrations claim substantial amounts, including punitive damage claims. Management has determined that it is likely that ultimate resolution in favor of the claimant will result in losses to the Company on certain of these claims. The Company has, after consultation with outside counsel and consideration of facts currently known by management, recorded estimated losses to the extent they believe certain claims are probable of loss and the amount of the loss can be reasonably estimated. Factors considered by management in estimating the Company's liability are the loss and damages sought by the claimant/plaintiff, the merits of the claim, the total cost of defending the litigation and the likelihood of a successful defense against the claim, and the potential for fines and penalties from regulatory agencies. Results of litigation and arbitration are inherently uncertain, and management's assessment of risk associated therewith is subject to change as the proceedings evolve. While results of litigation cannot be predicted with certainty, management, after consultation with counsel, believes that resolution of all such litigation is not expected to have a material adverse effect on the consolidated balance sheet of the Company.

A.G. EDWARDS & SONS, INC.
NOTES TO CONSOLIDATED BALANCE SHEET
FEBRUARY 28, 2003
(Dollars in thousands)
(continued)

(9) FINANCIAL INSTRUMENTS

Off-Balance Sheet Risk and Concentration of Credit Risk

The Company records customer transactions on a settlement date basis, generally three business days after trade date. The risk of loss on unsettled transactions is identical to that of settled transactions and relates to customers' and other counterparties' inability to fulfill their contracted obligations.

In the normal course of business, the Company also executes customer transactions involving the sale of securities not yet purchased, the purchase and sale of futures contracts, and the writing of option contracts on both securities and futures. In the event customers or other counterparties, such as broker-dealers or clearing organizations, fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments in order to fulfill its obligations at prices that may differ from amounts recorded in the consolidated balance sheet.

Customer financing and securities settlement activities generally require the Company to pledge customer securities as collateral in support of various financing sources. Additionally, customer securities may be pledged as collateral to satisfy margin deposits at various clearing organizations. To the extent these counterparties are unable to fulfill their contracted obligation to return securities pledged, the Company is exposed to the risk of obtaining securities at prevailing market prices to meet its customer obligations.

Securities sold but not yet purchased represent obligations of the Company to deliver specified securities at contracted prices. Settlement of such obligations may be at amounts greater than those recorded in the consolidated balance sheet.

A substantial portion of the Company's assets and obligations result from transactions with customers and other counterparties who have provided financial instruments as collateral. Volatile trading markets could impair the value of such collateral and affect the ability of customers and other counterparties to satisfy their obligations to the Company.

The Company manages its risks associated with the aforementioned transactions through position and credit limits, and the continuous monitoring of collateral. Additional collateral is required from customers and other counterparties when appropriate.

A.G. EDWARDS & SONS, INC.
NOTES TO CONSOLIDATED BALANCE SHEET
FEBRUARY 28, 2003
(Dollars in thousands)
(continued)

The Company receives collateral in connection with resale agreements, securities borrowed transactions, customer margin loans and other loans. Under many agreements, the Company is permitted to sell or repledge these securities held as collateral and use these securities to enter into securities lending transactions or deliver to counterparties to cover short positions. At February 28, 2003, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $2,818,675, and the fair value of the collateral that had been sold or repledged was $304,367.

Derivatives

The Company does not act as dealer, trader or end-user of complex derivatives such as swaps, collars and caps. The Company provides advice and guidance on complex derivative products to selected clients; however, this activity does not involve the Company acquiring a position or commitment in these products. The Company will occasionally hedge a portion of its debt inventory through the use of financial futures contracts. These transactions are not material to the Company's financial condition.

Fair Value Considerations

Substantially all of the Company's financial instruments are carried at fair value or amounts that approximate fair value. Customer receivables, primarily consisting of floating-rate loans collateralized by margin securities, are charged interest at rates similar to other such loans made throughout the industry. The Company's remaining financial instruments are generally short-term in nature and liquidate at their carrying values.